Exhibit 21.1

SUBSIDIARIES OF
S&W SEED COMPANY,
Nevada corporation

Seed Holding, LLC, a Nevada limited liability company

Stevia California, LLC, a California limited liability company

S&W Holdings Australia Pty Ltd (ACN 162 715 326), an Australia corporation (f/k/a S&W Seed Australia Pty Ltd)

Seed Genetics International Pty Ltd (ACN 061 114 814), an Australia corporation (wholly-owned by S&W Holdings Australia Pty Ltd) (f/k/a Seed Genetics International Pty Ltd)